Exhibit 77(i)

On August 1, 2014, the Company’s Board of Directors adopted a shareholder rights plan (the “Plan”).  To implement the Plan, the Board of Directors declared a special dividend distribution of one non-transferable right for each outstanding share of the Company’s common stock, par value $.01 per share, to shareholders of record at the close of business on August 1, 2014. Each right entitles the registered holder to purchase from the Company one share of its common stock, par value $.01 per share, subject to adjustment. The rights will be distributed as a non-taxable dividend and will expire on November 28, 2014 unless earlier redeemed or exchanged by the Company.  The rights will be evidenced by the underlying Company common stock and no separate rights certificates will presently be distributed.  Subject to certain exceptions in the rights agreement, the rights will become exercisable 10 days following a public announcement that a “person” (as defined in the Rights Agreement) or a group of affiliated or associated persons have acquired “beneficial ownership” (as defined in the Rights Agreement) of 19% or more of the outstanding shares of the Company’s common stock.  In this event, however, any person who “beneficially owns” (as defined in the Rights Agreement) more than 17% of the outstanding common shares of the Company’s common stock will not be permitted to exercise any rights associated with common shares beneficially owned in excess of 17% of the outstanding common shares of the Company, and those additional rights will be deemed null and void. The Board of Directors may terminate the Plan at any time or redeem the rights, for $.01 per right, at any time before a person or a group of affiliated or associated persons beneficially owns 19% or more of the Company’s common stock. Under certain circumstances, as set forth in the Rights Agreement, certain rights owned by any person who is or becomes an acquiring person (as defined in the Rights Agreement) shall become null and void.

The Rights Agreement dated August 1, 2014 is attached hereto as Exhibit 77 (Q1).